SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

ARV Assisted Living, Inc.

(Name of the Issuer)

Prometheus Assisted Living LLC

LF Strategic Realty Investors II L.P.

LFSRI II Alternative Partnership L.P.

LFSRI II-CADIM Alternative Partnership L.P.

Lazard Frères Real Estate Investors L.L.C.

ARV Assisted Living, Inc.

Douglas M. Pasquale

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00204C107

(CUSIP Number of Class of Securities)

Marjorie L. Reifenberg, Esq. Lazard Frères Real Estate Investors L.L.C. 30 Rockefeller Plaza New York, New York 10020 (212) 632-6000	Douglas M. Pasquale Chief Executive Officer ARV Assisted Living, Inc. 245 Fischer Avenue, D-1 Costa Mesa, California 92626 (714) 751-7400

(Names, Addresses, and Telephone Numbers of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to:

Lee S. Parks, Esq. Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, New York 10004 (212) 859-8000	Douglas Armstrong, Esq. Senior Vice President, Secretary and General Counsel ARV Assisted Living, Inc. 245 Fischer Avenue, D-1 Costa Mesa, California 92626 (714) 751-7400

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$43,841,643	$4,034

*	Estimated for the purposes of calculating the amount of the filing fee only. Proposed maximum aggregate value of transaction: $43,841,643 (calculated on the basis of (1) 9,864,620 outstanding shares of common stock that will receive the merger consideration multiplied by the transaction price of $3.90, plus (2) the product of (A) 2,386,500 shares of common stock which are subject to options to purchase shares with an exercise price of less than $3.90 per share and (B) the difference between $3.90 per share and the exercise price of such options).

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $4,034

Form or Registration No.: Schedule 14A

Filing Party: ARV Assisted Living, Inc.

Date Filed:  February 12, 2003

Introduction

This Amendment No. 3 to Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “13E-3 Statement”) originally filed with the U.S. Securities and Exchange Commission (“SEC”) on February 12, 2003 (and amended and supplemented by a filing of Amendment No. 1 on February 20, 2003 and Amendment No. 2 on March 28, 2003) by Prometheus Assisted Living LLC (“Prometheus”), Jenny Merger Corp., a wholly owned subsidiary of Prometheus (“Merger Sub”), their affiliates, LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., LFSRI II-CADIM Alternative Partnership L.P. and Lazard Frères Real Estate Investors L.L.C. (collectively, together with Prometheus and Merger Sub, the “Prometheus Parties”), ARV Assisted Living, Inc. (“ARV”), a Delaware corporation and the issuer of the equity securities that are the subject of a Rule 13e-3 transaction, and Douglas M. Pasquale, Chairman and Chief Executive Officer of ARV (collectively, the “Filing Parties”), in connection with the Agreement and Plan of Merger, dated as of January 3, 2003, by and among Prometheus, Merger Sub and ARV (the “Agreement”).

This final amendment to Schedule 13E-3 is being filed with the SEC pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the results of the transactions contemplated by the Agreement. Merger Sub, which was a party to the Agreement, is not a filing party of this final amendment to the Schedule 13E-3 because it was merged with and into ARV (the “Merger”), with ARV as the surviving corporation.

Immediately prior to the Merger, Prometheus held 7,595,069 shares of common stock, par value $0.01 per share, of ARV (“Common Stock”) representing approximately 43.5% of the outstanding shares of Common Stock. LFSRI II Assisted Living LLC, an affiliate of Prometheus (“LFSRI II”), held a warrant to purchase an additional 750,000 shares of Common Stock (the “Warrant”). On April    , 2003, LFSRI II and the Company agreed to terminate the Warrant effective at the Effective Time (defined below). The Warrant had never been exercised. If the Warrant had been exercised, Prometheus and its affiliate would have held approximately 45.8% of the outstanding shares of Common Stock. However, any shares of Common Stock issued as a result of the exercise of the Warrant (the “Warrant Shares”) would have been cancelled for no consideration at the Effective Time pursuant to the terms of the Agreement.

On March 28, 2003, ARV filed with the SEC a Definitive Proxy Statement on Schedule 14A with respect to its solicitation of proxies in connection with the special stockholders meeting at which its stockholders considered and voted on a proposal to adopt the Agreement and approve the Merger. All references to the “Proxy Statement” contained in the 13E-3 Statement are references to that Definitive Proxy Statement. At the special stockholders meeting, held on April 23, 2003, ARV’s stockholders adopted the Agreement and approved the Merger.

The Merger became effective on April 23, 2003, when a Certificate of Merger was filed with the Secretary of State of the State of Delaware (the “Effective Time”). Pursuant to the Agreement, on April 23, 2003, Merger Sub was merged with and into ARV, with ARV surviving the Merger, and each outstanding share of Common Stock (except for Warrant Shares (if the Warrant had been exercised) and shares of Common Stock held by Prometheus, held in treasury, held by wholly-owned subsidiaries of ARV or in respect of which the holder perfects its appraisal rights under Delaware law), was converted into the right to receive $3.90 in cash, without interest (the “Merger Consideration”), and each holder of a stock option granted by ARV to purchase shares of Common Stock received in cash, without interest, for each share of Common Stock subject to such option, the excess, if any, of the Merger Consideration over the exercise price per share of such option. As a result of the Merger, ARV became a wholly owned subsidiary of Prometheus.

On April 23, 2003, ARV issued a press release announcing completion of the Merger and is filed as Exhibit (a)(5) hereto.

Item 16.    Exhibits

(a)(5)  Press Release announcing completion of the Merger.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2003

PROMETHEUS ASSISTED LIVING LLC

By: LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P., and LFSRI II-CADIM Alternative Partnership L.P., its managing members

By: Lazard Frères Real Estate Investors L.L.C., their general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LF STRATEGIC REALTY INVESTORS II L.P.

By: Lazard Frères Real Estate Investors L.L.C., its general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LFSRI II ALTERNATIVE PARTNERSHIP L.P.

By: Lazard Frères Real Estate Investors L.L.C., its general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

By: Lazard Frères Real Estate Investors L.L.C., its general partner

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

LAZARD FRÈRES REAL ESTATE INVESTORS L.L.C.

By:	/s/ John A. Moore
Name: John A. Moore Title: Managing Principal and Chief Financial Officer

ARV ASSISTED LIVING, INC.

By:	/s/ Douglas M. Pasquale
Name: Douglas M. Pasquale Title: Chief Executive Officer

/s/ Douglas M. Pasquale
Douglas M. Pasquale

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)	Press Release announcing completion of the Merger.